SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February, 2004	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

For immediate publication

Contact:	Laurence G. Sellyn, Executive Vice-President Finance
and Chief Financial Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com

Gildan Activewear Announces Conversion of Class B Multiple
Voting Shares, Effective March 1, 2004

Montreal, February 26, 2004 – Gildan Activewear Inc. (NYSE: GIL; TSX: GIL.A) today announced that its Board of Directors has approved the conversion of all the Class B Multiple Voting Shares of the Company, which are held by H. Greg Chamandy, Glenn J. Chamandy and Edwin B. Tisch through their respective holding corporations. The shares will be converted into Class A Subordinate Voting Shares of the Company on a one-for-one basis and without any conversion premium. The conversion is scheduled to take place on March 1, 2004 and shall be effective as of that date. Following the conversion, a total of 29,571,443 Class A Shares will be outstanding.

Profile

Gildan Activewear is a public, vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international apparel markets. The company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, placket collar sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. The company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan employs more than 9,300 full-time employees.

Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company’s future results.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Stéphane Lemay
Stéphane Lemay
Vice-President, Public and Legal Affairs

Date February 26, 2004